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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

# ANNUAL REPORTS
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8-4622 |

**FACING PAGE**

**Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934**

FILING FOR THE PERIOD BEGINNING 01/01/21 (MM/DD/YY) AND ENDING 12/31/21 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Enerecap Partners, LLC

TYPE OF REGISTRANT (check all applicable boxes):

■ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

1718 Peachtree Stree, NW Suite 900
(No. and Street)

| Atlanta | GA | 30309 |
|---|---|---|
| (City) | (State) | (Zip Code) |

PERSON TO CONTACT WITH REGARD TO THIS FILING

| Chris Edmonds | 404-973-2780 | cedmonds@enerecap.com |
|---|---|---|
| (Name) | (Area Code – Telephone Number) | (Email Address) |

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

OHAB AND COMPANY, PA
(Name – if individual, state last, first, and middle name)

| 100 E SYBELIA AVE, SUITE 130 | MAITLAND | FL | 32751 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

| JULY 28, 2004 | 1839 |
|---|---|
| (Date of Registration with PCAOB)(if applicable) | (PCAOB Registration Number, if applicable) |

**FOR OFFICIAL USE ONLY**

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

**Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**



## OATH OR AFFIRMATION

I, Brent Hippert, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Enerecap Partners, LLC, as of December 31, 2021, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that ~~of a customer.~~

KATHLEEN MCNEAL SHEELER
Notary Public
Baltimore County
Maryland
My Commission Expires Oct. 06, 2021

Kathleen McNeal Sheeler
Notary Public

Signature: [signature]

Title:
CFO

**This filing** contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ■ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ■ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ■ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

# Enerecap Partners, LLC
(A LIMITED LIABILITY COMPANY)

FINANCIAL STATEMENTS FOR THE YEAR ENDED
DECEMBER 31, 2021
AND INDEPENDENT AUDITORS' REPORT

# Enerecap Partners, LLC
## (A LIMITED LIABILITY COMPANY)

## Table of Contents



Ohab and Company, P.A.

100 E. Sybelia Ave. Suite 130
Maitland, FL 32751

*Certified Public Accountants*
Email: pam@ohabco.com

Telephone 407-740-7311
Fax 407-740-6441

## REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Members'
of Enerecap Partners, LLC

### Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Enerecap Partners, LLC as of December 31, 2021, the related statements of operations, changes in members' equity, and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Enerecap Partners, LLC as of December 31, 2021, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

### Basis for Opinion

These financial statements are the responsibility of Enerecap Partners, LLC's management. Our responsibility is to express an opinion on Enerecap Partners, LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Enerecap Partners, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

### Auditor's Report on Supplemental Information

The Schedules I and II have been subjected to audit procedures performed in conjunction with the audit of Enerecap Partners, LLC's financial statements. The supplemental information is the responsibility of Enerecap Partners, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Schedules I and II are fairly stated, in all material respects, in relation to the financial statements as a whole.

Ohab and Company, PA

Ohab and Company, PA

We have served as Enerecap Partners, LLC's auditor since 2013.

Maitland, Florida

March 15, 2022

# Enerecap Partners, LLC
## (A LIMITED LIABILITY COMPANY)

**STATEMENT OF FINANCIAL CONDITION**
**DECEMBER 31, 2021**

## ASSETS

**CURRENT ASSETS:**

| | | |
|---|---|---:|
| Cash | $ | 61,134 |
| Total Assets | $ | 61,134 |

## LIABILITIES AND MEMBERS' EQUITY

**CURRENT LIABILITIES**

| | | |
|---|---|---:|
| Accounts payable and accrued expenses (related party) | $ | 25,192 |
| Due to Parent | | 22,856 |
| Total Liabilities | | 48,048 |
| **MEMBERS' EQUITY** | | 13,086 |
| Total Liabilities and members' equity | $ | 61,134 |

# Enerecap Partners, LLC
## (A LIMITED LIABILITY COMPANY)

### STATEMENT OF OPERATIONS
### FOR THE YEAR ENDED DECEMBER 31, 2021

**REVENUE**

| | | |
|---|---|---:|
| Trail commissions and fees | $ | 5,249 |
| Interest Income | | 52 |
| **TOTAL REVENUE** | | 5,301 |

**OPERATING EXPENSES:**

| | |
|---|---:|
| Service agreement expense (related party) | 12,720 |
| Regulatory fees | 2,136 |
| Professional fees | 13,000 |
| Other Operating Expenses | 54 |
| Total expenses | 27,910 |

| | | |
|---|---|---:|
| **NET INCOME (LOSS)** | $ | (22,609) |

# Enerecap Partners, LLC
## (A LIMITED LIABILITY COMPANY)

**STATEMENT OF CHANGES IN MEMBERS' EQUITY**
**FOR THE YEAR ENDED DECEMBER 31, 2021**

| | | |
|---|---|---:|
| **MEMBERS' EQUITY, JANUARY 1, 2021** | $ | 35,695 |
| Net income (loss) | | (22,609) |
| Additional Capital | | |
| **MEMBERS' EQUITY, DECEMBER 31, 2021** | $ | 13,086 |

# Enerecap Partners, LLC
## (A LIMITED LIABILITY COMPANY)

### STATEMENT OF CASH FLOWS
### FOR THE YEAR ENDED DECEMBER 31, 2021

**OPERATING ACTIVITIES:**

| | | |
|---|---|---:|
| Net income (loss) | $ | (22,609) |
| Adjustments to reconcile net income (loss) to net cash used by operating activities: | | |
| Accounts Receivable | | 3,638 |
| Accounts Payable | | (17,280) |
| Due to Parent | | 9,045 |
| Net cash used by operating activities | | (27,206) |

**FINANCING ACTIVITIES**

| | |
|---|---:|
| Member's Contribution | |
| Net cash provided by financing activities | . |

| | | |
|---|---|---:|
| **NET INCREASE IN CASH** | | (27,206) |
| **CASH AT BEGINNING OF YEAR** | | 88,340 |
| **CASH AT END OF YEAR** | $ | 61,134 |

# Enerecap Partners, LLC

## NOTE 1 - Summary of Significant Accounting Policies

### Nature of Operations

In accordance with the Purchase and Sale Agreement ("PSA") dated August 15, 2012, and executed by and between CSG Holdings, LLC ("Holdings") and ERC Holding Corp. ("ERC"), a Delaware corporation, ERC owns 100% of the membership interests of the Company effective January 1, 2013.

During January 2013 the Name was changed from Commerce Square Trading, LLC to Enerecap Partners, LLC (the "Company"). The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and the Financial Industry Regulatory Authority (FINRA). The Company is a Delaware corporation formed on December 31, 2008 and is a wholly-owned subsidiary of ERC Holding Corp. (the "Parent").

The Company upon closing of the above-referenced acquisition has not initiated new revenue activities. As a result, all revenue received during 2021 is legacy trail fees from hedge funds and commissions received from 12b1 as a result of the activities that occurred prior to purchase by ERC. Enerecap Partners, LLC has been approved for proprietary research, although no revenue was generated or recognized during 2021.

### Cash and Cash Equivalents

For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

The Company maintains its cash balances in an area bank. Cash balances are insured up to $250,000 per bank by the FDIC or, in the case of credit union deposits, the NCUA.

### Reserves and Custody of Securities

The Company currently does not have any customer accounts or Custody of any customer assets.

### Commission Revenue

The Company earns revenue from legacy trail fees from hedge funds and 12b-1 fees, both of which are related to performance obligations that have been satisfied in prior periods.

### Income Taxes

The Company is a limited liability company and is treated as a partnership for federal and state income tax purposes. The Company does not recognize any tax liability or assets, deferred or current, on the financial statements. The taxable income of the Company is included in the consolidated income tax return of its Parent. The Parent assumes responsibility for all income taxes; therefore, no provision for income taxes is included and there are no uncertain tax positions recognized by the Company.

### Uncertain tax positions

The Company has adopted FASB ASC 740-10-25, *Accounting for Uncertainty in Income Taxes*. The Company will record a liability for uncertain tax positions when it is more likely than not that a tax position would not be sustained if examined by a taxing authority. The Company continually evaluates expiring statutes of limitations, audits, proposed settlements, changes in tax law and new authoritative rulings.

## NOTE 1 - Summary of Significant Accounting Policies (continued)

### Uncertain tax positions (continued)

The Company's evaluation on December 31, 2021 revealed no uncertain tax positions that would have a material impact on the financial statements. The 2016 through 2019 tax years remain subject to examination by the IRS. The Company does not believe that any reasonably possible changes will occur within the next twelve months that will have a material impact on the financial statements.

### Recently Adopted Accounting Guidance

Effective January 1, 2018, the Company adopted ASU 2014-09, which provides guidance on the recognition of revenues from contracts and requires gross presentation of certain contract costs. This change was applied prospectively from January 1, 2018, and there was no impact on our previously presented results. The adoption of the new revenue standard resulted in no change to beginning members' equity.

### Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.
Actual results could differ from those estimates.

## NOTE 2 - Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of a minimum amount of net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the net capital ratio after such withdrawals or payments would exceed 10 to 1. The Company had net capital of $13,086 and excess capital of $8,086 as of December 31, 2021, a net capital requirement of $5,000, and a percentage of aggregate indebtedness to net capital of 367.15%.

## NOTE 3 - Related Party Transactions

The Company is wholly owned by ERC Holding Corp; The Parent assumes responsibility for all income tax liabilities.

During the year ended December 31, 2021, pursuant to a Services agreement between the Company and the Parent, the Company recorded an administrative fee expense of $12,720.

The amount due to the Parent as of December 31, 2021 was $48,048 relating to expenses recorded by the Company and paid by the Parent. Expenses paid by the parent in addition to the administrative fees were $15,136 for the year ended December 31, 2021 and are included in various expenses in the statement of operations.

## NOTE 4 – Commitments and Contingencies

The Company does not have any commitments or contingencies.

## NOTE 5 – Company Continuation

The Company had a loss year ending December 2021. Company's Parent has agreed to provide additional capital to Company as necessary for it to continue to operate and maintain compliance with minimum net capital requirements.

Management expects Company to continue as a going concern and Company financial statements have been prepared on a going concern basis without adjustments for realized costs in the event the Company ceases to continue as a going concern.

## NOTE 6 - Subsequent Events

The Company has evaluated subsequent events through which is the date that the financial statements were approved and available to be issued. No subsequent events were noted.

# Enerecap Partners, LLC
## (A LIMITED LIABILITY COMPANY)

### SCHEDULE 1
### COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE
### SECURITIES AND EXCHANGE COMMISSION
### AS OF DECEMBER 31, 2021

| | | |
|---|---|---:|
| TOTAL MEMBERS' EQUITY QUALIFIED FOR NET CAPITAL | $ | 13,086 |
| **DEDUCTIONS AND/OR CHARGES** | | |
| Non-allowable assets: | | - |
| Accounts receivable | | - |
| **NET CAPITAL** | $ | 13,086 |
| **AGGREGATE INDEBTEDNESS** | | |
| Accounts payable and accrued expenses | | 48,048 |
| Total aggregate indebtedness | $ | 48,048 |
| **COMPUTATION OF BASIC NET CAPITAL REQUIREMENT** | | |
| Minimum net capital required | | 5,000 |
| Excess net capital | $ | 8,086 |
| Excess net capital at 1,000 percent | $ | 7,086 |
| Percentage of aggregate indebtedness to net capital | | 367.17% |

There are no material differences between the prededing computation
and the Company's corresponding, unaudited part II of
Form X-17A-5 as of December 31, 2021.

# Enerecap Partners, LLC
## (A LIMITED LIABILITY COMPANY)

**SCHEDULE 2**
**COMPUTATION FOR DETERMINATION OF RESERVE**
**REQUIREMENTS AND INFORMATION RELATED TO**
**POSSESSION AND CONTROL REQUIREMENTS UNDER**
**RULE 15c3-3 OF THE SECURITIES AND EXCHANGE**
**COMMISSION AT DECEMBER 31, 2021**

The Company is not claiming an exemption from SEA Rule
15c3-3, in reliance on footnote 74 to SEC Release 34-70073
and as discussed in Q&A 8 of the related FAQ issued by SEC
staff. In order to avail itself of this option, the Company has
represented that it does not, and will not, hold customer
funds or securities.



**Ohab and Company, P.A.**

100 E. Sybelia Ave. Suite 130
Maitland, FL 32751

*Certified Public Accountants*
Email: pam@ohabco.com

Telephone 407-740-7311
Fax 407-740-6441

## REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Members'
of Enerecap Partners, LLC

We have reviewed management's statements, included in the accompanying Rule 15c3-3 Exemption Report pursuant to SEC Rule 17a-5, in which (1) Enerecap Partners, LLC (the Company) did not claim an exemption under paragraph (k) of 17 C.F.R. §240.15c3-3, and (2) the Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to effecting securities transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company; receiving the transaction-based compensation for identifying potential merger and acquisition opportunities for clients, referring securities transactions to other broker-dealers, or providing technology or platform services; participating in distributions of securities (other than firm commitment underwritings). In addition, the Company did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company; did not carry accounts of or for customers; and did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

Enerecap Partners, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Enerecap Partners, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based upon the Company's business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5, and related SEC Staff Frequently Asked Questions.

Ohab and Company, PA

Ohab and Company, PA

Maitland, Florida

March 15, 2022

# Enerecap Partners, LLC

## Exemption Report

Enerecap Partners, LLC, (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-S(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1)     The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240.15c3-3, and (2) The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No.34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to (1) effecting securities transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company; (2)receiving transaction-based compensation for identifying potential merger and acquisition opportunities for clients, referring securities transactions to other broker-dealers, or providing technology or platform services; (3) participating in distributions of securities (other than firm commitment underwritings) in accordance with the requirements of paragraphs (a) or (b)(2) of Rule 15c2-4; and the Company (1) did not directly or indirectly receive, hold,or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); (2) did not carry accounts of or for customers;and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

Enerecap Partners,LLC

I, Brent Hippert, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By:

March 9, 2022